June 17, 2019

Anoop Bhatia
Chairman and Chief Executive Officer
Nowigence Inc.
418 Broadway
Albany, NY 12207

       Re: Nowigence Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed May 30, 2019
           File No. 024-10957

Dear Mr. Bhatia:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form 1-A filed May 30, 2019

General

1. On June 7, 2019, a final court order was entered against Andy Altahawi in the civil action entitled SEC v. Longfin Corp., et al., No. 1:18-cv-02977 (DLC) by the United States
       District Court for the Southern District of New York. Pursuant to the court order, Mr.
       Altahawi was restrained and enjoined from engaging or continuing to engage in any conduct in connection with the purchase or sale of any security. On June 10, 2019, the
       Commission entered a final order barring Mr. Altahawi from association with any broker, dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization (SEC Release No. 34-86075). As a result of the final court order and Commission order, the disqualification provisions of
       Rule 262 of Regulation A would be triggered against Nowigence if Mr. Altahawi is a covered person under Rule 262, including if he: (1) is a promoter of Nowigence; or (2) has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers by
       Nowigence in its Regulation A offering. Therefore, please review Rule 262 and advise whether Mr. Altahawi is a covered person under Rule 262. At a minimum, please:
 Anoop Bhatia
Nowigence Inc.
June 17, 2019
Page 2


          provide a legal analysis of whether Mr. Altahawi is a promoter of Nowigence, as that term is defined in Securities Act Rule 405; and

          advise whether Mr. Altahawi has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers in this Regulation A offering.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                            Sincerely,

FirstName LastNameAnoop Bhatia                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameNowigence Inc.
                                                            and Services
June 17, 2019 Page 2
cc:       Andy Altahawi
FirstName LastName